P. Rupert Russell

rrussell@sflaw.com

(415) 773-7243

December 27, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cindy Polynice

Jason Drory

Re: Cardio Diagnostics Holdings, Inc.

Registration Statement on Form S-1

Filed December 12, 2022

File No. 333-268759

Ladies and Gentlemen:

On behalf of our client, Cardio Diagnostics Holdings, Inc. (“Cardio” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 22, 2022, relating to the above referenced Registration Statement on Form S-1 filed with the Commission on December 12, 2022 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement reflecting the Company’s responses to the Staff’s comments (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on December 12, 2022), all page references herein correspond to the page of Amendment No. 1.

Registration Statement on Form S-1 filed December 12, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 85

Securities and Exchange Commission

December 27, 2022

1.	Please expand your discussion here to reflect the fact that this offering involves the sale of a substantial portion of the shares for resale and discuss how such sales could impact the market price of the company’s common stock.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on page 86 in response thereto.

2.	We note that the projected revenues for Q2-Q4 2022 were $784,250, as set forth in the unaudited prospective financial information Cardio’s management team prepared and provided to MANA in connection with the evaluation of the Business Combination. We also note that you did not appear to report any actual revenues for the Nine Months Ended September 30, 2022. It appears that you will miss your projection unless you expect to have revenue in Q4 2022. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances or otherwise advise.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages 9, 89, 90 and 91 in response thereto.

Liquidity and Capital Resources, page 89

3.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, please expands your discussion of capital resources to address any changes in the company’s liquidity position since the Business Combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages 89 and 90 in response thereto.

General

4.	We note the disclosure on the cover page of the likelihood that warrant holders will not exercise their warrants because the warrants are out of the money. Provide similar disclosure in your risk factor section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages 41 and 93 in response thereto.

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Securities and Exchange Commission

December 27, 2022

Thank you in advance for your assistance in this matter. Please contact the undersigned or Jeffrey Braker with any questions or further comments. Our email addresses are, respectively, rrussell@sflaw.com and jbraker@sflaw.com.

SHARTSIS FRIESE LLP

By: /s/ P. Rupert Russell
P. Rupert Russell